United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of

June 2024

Vale S.A.

Praia de Botafogo nº 186, offices 1101, 1701 and 1801, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in the registration statements on Form F-3/A filed by us and Vale Overseas Limited with the U.S. Securities and Exchange Commission on April 25, 2023 (File Nos. 333-271248 and 333-271248-01, respectively), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Adriana Barbosa Areias
Name: Adriana Barbosa Areias Title: Attorney-in-fact

	By:	/s/ João Barbosa Campbell Penna
Name: João Barbosa Campbell Penna Title: Attorney-in-fact

Date: June 28, 2024

EXHIBIT INDEX

Exhibit Number
4.2	Second Supplemental Indenture, dated June 28, 2024
5.1	Opinion of Alexandre D’Ambrosio, General Counsel of Vale, dated June 28, 2024
5.2	Opinion of Walkers (Cayman) LLP, dated June 28, 2024
5.3	Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated June 28, 2024